Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended December 31, 2020

HAMILTON, Bermuda, February 25, 2021 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its preliminary financial results for the quarter ended December 31, 2020.

Highlights

•	Continued measures to mitigate the risks from the COVID-19 pandemic and ensure health and safety of crews and staff, customers and suppliers, whose wellbeing is the Partnership’s highest priority
•	100% availability of FSRUs for the fourth quarter of 2020
•	Reported time charter revenues of $36.1 million for the fourth quarter of 2020, compared to $38.5 million of time charter revenues for the fourth quarter of 2019
•	Generated operating income of $25.5 million, net income of $18.5 million and limited partners' interest in net income of $14.7 million for the fourth quarter of 2020 compared to operating income of $27.9 million, net income of $18.7 million and limited partners' interest in net income of $15.1 million for the fourth quarter of 2019
•	Operating income, net income and limited partners' interest in net income were impacted by unrealized gains on derivative instruments for the fourth quarter of 2020 and 2019, mainly on the Partnership’s share of equity in earnings of joint ventures
•	Excluding the impact of the unrealized gains on derivative instruments for the fourth quarter of 2020 and 2019 impacting the equity in earnings of joint ventures, operating income for the three months ended December 31, 2020 would have been $24.3 million, an increase of $0.5 million from $23.8 million for the three months ended December 31, 2019
•	Generated Segment EBITDA[1] of $34.9 million for the fourth quarter of 2020 compared to $34.6 million for the fourth quarter of 2019
•	On February 12, 2021, paid a $0.44 per unit distribution on the common units with respect to the fourth quarter of 2020, equivalent to $1.76 per unit on an annualized basis
•	On February 16, 2021, paid a $0.546875 per unit distribution on the 8.75% Series A cumulative redeemable preferred units (“Series A preferred units”) for the period commencing on November 15, 2020 to February 14, 2021

Sveinung J.S. Støhle, Chief Executive Officer, stated, “Höegh LNG Partners delivered a solid fourth quarter performance marked by 100% availability of the FSRU fleet, and strong, predictable cash flows despite the overall challenges caused by Covid-19. Despite the severe volatility of global energy markets, the Partnership successfully executed a strategy focused on long-term contract coverage, ensuring that customers receive unimpeded access to clean-burning, affordable LNG. With more than eight years of average remaining contract cover and a proven track record of strong, predictable distribution coverage, Höegh LNG Partners is well positioned to continue providing attractive distributions to unitholders for the long term.”

Støhle continued, “Meanwhile, the Partnership's parent, Höegh LNG Holdings, is making important progress in developing future growth opportunities. In addition to securing a dropdown-eligible, long-term FSRU contract for Höegh Giant in India with scheduled startup in the coming weeks, Höegh LNG Holdings has initiated a new Clean Energy initiative with the goal of providing infrastructure solutions for the transportation, storage and distribution of hydrogen and ammonia, as well as developing floating Carbon Capture and Storage solutions, and this will support Höegh LNG's leading industrial platform and high-quality, modern assets in driving forward the energy transition well into the future.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

Financial Results Overview

For the three months ended December 31, 2020, each of the Partnership’s FSRUs have had 100% availability due to the diligent efforts of the crew and staff to ensure all aspects of operations continued to function smoothly in spite of challenges as a result of the COVID-19 pandemic. The Partnership has mitigated the risk of an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has fulfilled its obligations under the time charter contracts and not experienced any off-hire for its FSRUs for the three months ended December 31, 2020.

The Partnership reported net income for the three months ended December 31, 2020 of $18.5 million, a decrease of $0.2 million from net income of $18.7 million for the three months ended December 31, 2019. Net income for the three months ended December 31, 2020 and 2019 was impacted by unrealized gains on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures.

Excluding the impact of the unrealized gains on derivative instruments, net income for the three months ended December 31, 2020 would have been $17.4 million, an increase of $2.8 million from $14.6 million for the three months ended December 31, 2019. Excluding the impact of the unrealized gains on derivatives, the increase for the three months ended December 31, 2020, is primarily due to lower total operating expenses, improved results for the equity in earnings of joint ventures and lower interest expense which were partially offset by the impact of lower time charter revenues.

Preferred unitholders' interest in net income was $3.8 million for the three months ended December 31, 2020, an increase of $0.2 million from $3.6 million for the three months ended December 31, 2019 due to additional Series A preferred units issued as part of the at-the-market offering program (“ATM program”). Limited partners' interest in net income for the three months ended December 31, 2020 was $14.7 million, a decrease of $0.4 million from limited partners’ interest in net income of $15.1 million for the three months ended December 31, 2019. Excluding the unrealized gains on derivative instruments, limited partners’ interest in net income for the three months ended December 31, 2020 would have been $13.6 million, an increase of $2.6 million from $11.0 million for the three months ended December 31, 2019.

Equity in earnings of joint ventures for the three months ended December 31, 2020 was $4.2 million, a decrease of $2.5 million from equity in earnings of joint ventures of $6.7 million for the three months ended December 31, 2019. The joint ventures own the Neptune and the Cape Ann. Unrealized gains on derivative instruments in the joint ventures significantly impacted the equity in earnings of joint ventures for the three months ended December 31, 2020 and 2019. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. Excluding the unrealized gains for the three months ended December 31, 2020 and 2019, the equity in earnings of joint ventures would have been $3.0 million for the three months ended December 31, 2020, an increase of $0.5 million compared to equity in earnings of joint ventures of $2.5 million for the three months ended December 31, 2019. Excluding the unrealized gains on derivative instruments, the increase was mainly due to lower vessel operating expenses incurred for maintenance and lower administrative and interest expenses between the periods.

Operating income for the three months ended December 31, 2020 was $25.5 million, a decrease of $2.4 million from operating income of $27.9 million for the three months ended December 31, 2019. Excluding the impact of the unrealized gains on derivative instruments for the three months ended December 31, 2020 and 2019 impacting the equity in earnings of joint ventures, operating income for the three months ended December 31, 2020 would have been $24.3 million, an increase of $0.5 million from $23.8 million for the three months ended December 31, 2019.

Segment EBITDA1 was $34.9 million for the three months ended December 31, 2020, an increase of $0.3 million from $34.6 million for the three months ended December 31, 2019.

Total operating expenses for the three months ended December 31, 2020 were $14.7 million, a decrease of $2.6 million, compared with $17.3 million for the three months ended December 31, 2019. Total operating expenses consists of vessel operating expenses, administrative expenses and depreciation and amortization. The decrease is mainly due to a reduction of vessel operating expenses which decreased by $2.4 million for the three months ended December 31, 2020 compared to the corresponding period of 2019.

Total financial expense, net for the three months ended December 31, 2020 was $5.7 million, a decrease of $1.7 million from $7.4 million for the three months December 31, 2019. Interest expense and other items, net decreased by $1.2 million and $0.7 million, respectively, for the fourth quarter of 2020 compared to the fourth quarter of 2019. The decrease was partly offset by a decrease in interest income of $0.1 million in the fourth quarter of 2020 compared to the fourth quarter of 2019. Interest expense consists of the interest incurred, amortization related to cash flow hedges, commitment fees and amortization of debt issuance cost for the period. The decrease of $1.2 million in interest expense in the fourth quarter of 2020 compared to the fourth quarter of 2019 was principally due to repayment of outstanding loan balances for the facility financing the PGN FSRU Lampung (“Lampung facility”) and the commercial and export credit tranche of the $385 million facility financing the Höegh Gallant, the Höegh Grace and the Partnership's liquidity needs (the "$385 million facility"). The decrease of $0.7 million in other items, net in the fourth quarter of 2020 compared to the fourth quarter of 2019 was principally due to foreign exchange gain of $0.4 million in fourth quarter of 2020 compared to foreign exchange loss of $0.2 million in fourth quarter of 2019.

Effective January 1, 2020, the Partnership adopted the new accounting standard, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments, with recognition of a net decrease to retained earnings of $0.16 million as of January 1, 2020 for the cumulative effect of adopting the new standard. The cumulative effect includes allowances for expected credit losses related to the net investment in financing lease and trade receivables. For the three months ended December 31, 2020, there was no change in the allowance for expected credit losses.

Segments

The Partnership has two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.” For additional information on the segments, including a reconciliation of Segment EBITDA to operating income and net income for each segment, refer to the description and the tables included in “Unaudited Segment Information for the Quarters Ended December 31, 2020 and 2019” beginning on page 18.

Segment EBITDA for the Majority held FSRUs for the three months ended December 31, 2020 and December 31, 2019 was $28.3 million.

Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2020 was $8.3 million, an increase of $0.2 million from $8.1 million for the three months ended December 31, 2019. This increase was mainly due to lower vessel operating expenses, partially offset by lower reimbursements for project activities for the charterer resulting in lower revenues for the three months ended December 31, 2020 compared with the corresponding period of 2019.

For Other, Segment EBITDA consists of administrative expenses. Administrative expenses for the three months ended December 31, 2020 were $1.7 million, a decrease of $0.1 million from $1.8 million for the three months ended December 31, 2019.

Financing and Liquidity

As of December 31, 2020, the Partnership had cash and cash equivalents of $31.8 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $7.2 million and long-term restricted cash required under the Lampung facility was $12.1 million as of December 31, 2020. As of February 25, 2021, the Partnership had an undrawn balance of $14.7 million on the $63 million revolving credit tranche of the $385 million facility and an undrawn balance of $66.5 million on the $85 million revolving credit facility from Höegh LNG.

As of December 31, 2020, the Partnership has no material commitments for capital expenditures. No off-hire occurred during the fourth quarter of 2020. However, procedures for the on-water class renewal survey for the Höegh Grace were performed during the fourth quarter of 2020 and are expected to be completed in the first half of 2021. Incurred expenditures of approximately $0.6 million have been recorded as a deferred asset as of December 31, 2020 in connection with the survey. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims. The original claimed amount submitted by the charterer for the arbitration was approximately $54 million, to which the joint ventures disagreed. The final settlement and release agreements became effective as of April 1, 2020. Among other things, the settlement provides that 1) the boil-off claim, up to the signature date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in installments during 2020, 2) the costs of the arbitration tribunal will be equally split between the two parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters were amended regarding the computation and settlement of prospective boil-off claims. The first installment of the settlement of $17.2 million was paid by the joint ventures in April 2020. The Partnership’s 50% share was $8.6 million. The second and final installment of the settlement of $6.5 million was paid by the joint ventures in December 2020. The Partnership’s 50% share was $3.3 million.

The Partnership is indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. On April 8, and December 11, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million and $3.3 million, respectively, on its outstanding balance on the $85 million revolving credit facility from Höegh LNG.

During the fourth quarter of 2020, the Partnership made quarterly repayments of $4.8 million on the Lampung facility and $6.4 million on the $385 million facility. In addition, the Partnership drew $10.65 million on the $85 million revolving credit facility from Höegh LNG on October 23, 2020.

The Partnership’s book value and outstanding principal of total long-term debt was $433.1 million and $439.9 million, respectively, as of December 31, 2020, including the Lampung and the $385 million facilities (including the associated $63 million revolving credit facility) and the $85 million revolving credit facility.

As of December 31, 2020, the Partnership’s total current liabilities exceeded total current assets by $22.7 million. This is partly a result of the current portion of long-term debt of $59.1 million being classified as current while restricted cash of $12.1 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities. The commercial tranche of the Lampung facility becomes due in October 2021 and the export credit tranche can be called if the commercial tranche is not refinanced. The Partnership has commenced the process to refinance the Lampung facility, which is expected to be completed before the due date of the commercial tranche in October 2021. Detailed discussions are currently ongoing with the Partnership's banks, but as of February 25, 2021, no firm and final commitment letters have been signed in connection with the contemplated refinancing. In addition, planning has commenced in relation to the refinancing of the Neptune Facility which matures and becomes payable by our Joint Ventures later this year.

The Partnership believes its current resources, including the undrawn balances under the $85 million revolving credit facility and the $63 million revolving credit tranche of the $385 million facility, will be sufficient to meet the Partnership’s working capital requirements for its business for the next twelve months.

As of December 31, 2020, the Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for its corporate income tax returns for up to five years following the completion of a fiscal year. As a result, it is likely there will be an examination by the Indonesian tax authorities for the tax return for 2016 during 2021. Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The examinations may lead to ordinary course adjustments or proposed adjustments to the subsidiary’s income taxes with respect to years under examination. Future examinations may or may not result in changes to the Partnership’s provisions on tax filings from 2016 through 2020. As of December 31, 2020, the unrecognized tax benefits for uncertain tax positions were $2.7 million.

As of December 31, 2020, the Partnership had outstanding interest rate swap agreements for a total notional amount of $325.1 million to hedge against the interest rate risks of its long-term debt under the Lampung and the $385 million facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three-month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on the three-month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility. The carrying value of the liability for derivative instruments was a net liability of $26.5 million as of December 31, 2020.

The Partnership’s share of the joint ventures is accounted for using the equity method. As a result, the Partnership’s share of the joint ventures’ cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line “accumulated earnings in joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On October 23, 2020, the Partnership drew $10.65 million on the $85 million revolving credit facility from Höegh LNG.

On November 13, 2020, the Partnership paid a distribution of $15.1 million, or $0.44 per common unit, with respect to the third quarter of 2020, equivalent to $1.76 per unit on an annualized basis.

On November 16, 2020, the Partnership paid a distribution of $3.7 million, or $0.546875 per Series A preferred unit for the period of August 15, 2020 to November 14, 2020.

On December 11, 2020, the joint ventures paid the charterer a total of $6.5 million as part of the settlement of the boil-off claim. The Partnership's 50% share was $3.3 million. The Partnership was indemnified by Höegh LNG for its share of the boil-off settlement payments of $3.3 million and its outstanding balance on the $85 million revolving credit facility from Höegh LNG was reduced accordingly.

For the period from October 1, 2020 to December 31, 2020, the Partnership sold an aggregate of 32,951 Series A preferred units under the ATM program at an average gross sales price of $24.12 per unit and received net proceeds, after sales commissions, of $0.8 million. The Partnership did not issue any common units under the ATM program during the three months ended or the year ended December 31, 2020.

On February 12, 2021, the Partnership paid a distribution of $15.1 million, or $0.44 per common unit, with respect to the fourth quarter of 2020, equivalent to $1.76 per unit on an annualized basis.

On February 16, 2021, the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2020 to February 14, 2021.

For the period from January 1, 2021 to February 25, 2021, the Partnership sold an aggregate of 336,992 Series A preferred units under the ATM program at an average gross sales price of $25.12 per unit and received net proceeds, after sales commissions, of $8.3 million and 52,603 common units under the ATM program at an average gross sales price of $15.75 per unit and received net proceeds, after sales commissions, of $0.8 million.

Cash Flows

Net cash provided by operating activities was $25.7 million for the three months ended December 31, 2020, a decrease of $0.5 million compared with $26.2 million for the three months ended December 31, 2019. Before changes in working capital, net cash provided by operating activities was $21.9 million for the three months ended December 31, 2020, an increase of $0.8 million compared with $21.1 million for the three months ended December 31, 2019. The increase was primarily attributable to lower operating expenses and interest expense which more than offset the lower time charter revenues for the three months ended December 31, 2020. Changes in working capital contributed positively to net cash provided by operating activities by $3.8 million for the three months ended December 31, 2020 compared with a positive contribution of $5.2 million for the three months ended December 31, 2019. The positive working capital impact in the fourth quarter of 2020 was mainly due to cash provided by trade receivables of $4.1 million, and the positive working capital impact in the fourth quarter of 2019 was mainly due to cash provided by trade receivables, accrued liabilities and other payables.

There was no net cash provided by investing activities for the three months ended December 31, 2020 and December 31, 2019.

Net cash used in financing activities for the three months ended December 31, 2020 was $18.5 million, a decrease of $0.9 million compared to net cash used in financing activities of $19.4 million for the three months ended December 31, 2019. The main reason for the decrease was higher net proceeds from the issuance of the Series A preferred units for the three months ended December 31, 2019. For the three months ended December 31, 2020, net proceeds from the issuance of the Series A preferred units were $0.8 million compared with $10.3 million for the three months ended December 31, 2019. Repayments of long-term debt were $11.2 million for the three months ended December 31, 2020 and 2019. Cash distributions to limited partners and preferred unit holders were $18.7 million for the three months ended December 31, 2020 compared with $18.6 million for the three months ended December 31, 2019.

As a result of the foregoing, cash and cash equivalents increased by $7.2 million and $6.8 million for the three months ended December 31, 2020 and 2019, respectively.

Outlook

The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. As of February 25, 2021, the Partnership has not experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts. In addition, the Partnership has not provided concessions or made changes to the terms of payment for its customers. Höegh LNG has indemnified the Partnership for the joint ventures’ boil-off settlement, leased the Höegh Gallant under lease and maintenance agreement with a subsidiary of Höegh LNG (“Subsequent Charter”) and provided the Partnership the $85 million revolving credit facility. Höegh LNG’s ability to make payments to the Partnership under the indemnification for the Subsequent Charter and funding requests under the $85 million revolving credit facility may be affected by events beyond the control of Höegh LNG or the Partnership, including opportunities to obtain new employment for the Höegh Gallant and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired. If Höegh LNG is unable to meet its obligations to the Partnership under the indemnification for the Subsequent Charter or meet funding requests, the Partnership’s financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

If financial institutions providing the Partnership’s interest rate swaps or lenders under the revolving credit facility are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. If the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

Since implementing its prior ATM program in January 2018 until February 25, 2021, the Partnership has sold preferred units and common units for total net proceeds of $69.6 million which has supplemented the Partnership’s liquidity. In current market conditions with lower unit prices, sales under the new ATM program is a less viable and more expensive option for accessing liquidity.

The Partnership has long term debt maturing in October 2021 when the commercial tranche of the Lampung facility becomes due and export credit tranche can be called if the commercial tranche is not refinanced. Accordingly, the Partnership has commenced the process to refinance the Lampung facility which is expected to take place before the due date of the commercial tranche in October 2021. Detailed discussions are currently ongoing with the Partnership’s banks. The Partnership expects to be successful in the refinancing, but as of February 25, 2021, no firm and final commitment letters have been signed in connection with the contemplated refinancing. The Joint venture FSRUs’ debt facilities are also approaching maturity dates towards the end of 2021 and in 2022 respectively, and the Partnership has commenced the planning of the refinancing of these facilities together with its joint venture partners. Should the Partnership be unable to obtain the refinancing for the debt maturities, it may not have sufficient funds or other assets to satisfy all its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

The outbreak of COVID-19 has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. Furthermore, should there be an outbreak of COVID-19 on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has mitigated the risk of an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, the Partnership expects that it may incur somewhat higher crewing expenses to ensure appropriate mitigation actions are in place to minimize risks of outbreaks. To date, the Partnership has not had service interruptions on the Partnership’s vessels. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG is actively pursuing the following projects that are subject to a number of conditions, outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•	On December 21, 2018, Höegh LNG announced that it had entered a contract with AGL Shipping Pty Ltd. (“AGL”), a subsidiary of AGL Energy Ltd., to provide a FSRU to service AGL’s proposed import facility in Victoria, Australia. The contract is for a period of 10 years and is subject to AGL’s final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulatory and environmental approvals.

•	Höegh LNG has also won exclusivity to provide a FSRU for potential projects for Australian Industrial Energy (“AIE”) at Port Kembla, Australia and for another company in the Asian market. Both projects are dependent on a variety of regulatory approvals or permits as well as final investment decisions.

Höegh LNG has four operating FSRUs, the Höegh Giant (HHI Hull No. 2552), delivered from the shipyard on April 27, 2017, the Höegh Esperanza (HHI Hull No. 2865), delivered from the shipyard on April 5, 2018, Höegh Gannet (HHI Hull No. 2909), delivered from the shipyard on December 6, 2018, and the Höegh Galleon (SHI Hull No. 2220), delivered from the shipyard on August 27, 2019. The Höegh Giant is operating on a contract with Naturgy. On November 19, 2020, Höegh LNG announced a binding commitment to supply H-Energy with a FSRU in Jaigarh, India in the first quarter of 2021. All documentation was completed and signed in February 2021. Höegh Giant will serve this agreement, which is for a period of 10 years with annual termination options for the charterer after year five. The Höegh Esperanza is operating on a contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (“CNOOC”). The Höegh Gannet serves on a 12-month LNG carrier contract that commenced in May 2020. The Höegh Galleon operates on an interim LNG carrier contract with Cheniere Marketing International LLP (“Cheniere”) that commenced in September 2019.

Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

In addition to securing a dropdown-eligible, long-term FSRU contract for Höegh Giant in India with scheduled startup in March 2021, Höegh LNG Holdings has initiated a new Clean Energy initiative with the goal of providing infrastructure solutions for the transportation, storage and distribution of hydrogen and ammonia, as well as developing floating Carbon Capture and Storage solutions.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

Presentation of Fourth Quarter 2020 Results

A presentation will be held today, Thursday, February 25, 2021, at 08:30 A.M. (ET) to discuss financial results for the fourth quarter of 2020. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/39873

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until March 4, 2021.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10152102

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on the Partnership’s business liquidity, cash flows and operations as well as operations of its customers, suppliers and lenders;

•	market conditions and trends for FSRUs and LNG carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	the Partnership’s distribution policy and ability to make cash distributions on the Partnership’s units or any increases in the quarterly distributions on the Partnership’s common units;

•	restrictions in the Partnership’s debt agreements and pursuant to local laws on the Partnership’s joint ventures’ and subsidiaries’ ability to make distributions;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership pursuant to the Subsequent Charter, its guarantee and indemnification obligations;

•	the Partnership’s ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector, including demand for the Partnership’s vessels;

•	the Partnership’s ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership’s ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership’s anticipated growth strategies, including the acquisition of vessels;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of the Partnership’s existing or future customers and their ability to satisfy their obligations under the Partnership’s contracts;

•	the Partnership’s ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership’s customers;

•	the Partnership’s ability to perform under its contracts and maintain long-term relationships with its customers;

•	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	the Partnership’s continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership’s vessels and any related claims by Total S.A. or other customers;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization (“IMO”) sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020 and, absent the installation of expensive scrubbers, reduced the maximum allowable sulfur content for fuel oil used in the marine sector, including the Partnership’s vessels, from 3.5% to 0.5%;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;

•	availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;

•	the number of off-hire days and drydocking requirements, including the Partnership’s ability to complete scheduled drydocking on time and within budget;

•	the Partnership’s general and administrative expenses as a publicly traded limited partnership and the Partnership’s fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to hire or retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of the Partnership’s vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership’s common units, Series A preferred units and other securities in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations;

•	the Partnership’s ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent annual reports on Form 20-F and quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
REVENUES
Time charter revenues	$36,059	$38,487	$143,095	$145,321
Other revenue	—	51	—	115
Total revenues	36,059	38,538	143,095	145,436
OPERATING EXPENSES
Vessel operating expenses	(6,826)	(9,214)	(24,072)	(30,870)
Administrative expenses	(2,703)	(2,785)	(9,740)	(9,861)
Depreciation and amortization	(5,210)	(5,280)	(20,937)	(21,477)
Total operating expenses	(14,739)	(17,279)	(54,749)	(62,208)
Equity in earnings (losses) of joint ventures	4,217	6,680	6,420	6,078
Operating income (loss)	25,537	27,939	94,766	89,306
FINANCIAL INCOME (EXPENSE), NET
Interest income	136	262	605	947
Interest expense	(5,583)	(6,751)	(24,430)	(27,692)
Gain (loss) on debt extinguishment	—	—	—	1,030
Other items, net	(252)	(915)	(2,232)	(3,575)
Total financial income (expense), net	(5,699)	(7,404)	(26,057)	(29,290)
Income (loss) before tax	19,838	20,535	68,709	60,016
Income tax expense	(1,325)	(1,789)	(5,564)	(7,275)
Net income (loss)	$18,513	$18,746	$63,145	$52,741
Preferred unitholders' interest in net income	3,785	3,626	14,802	13,850
Limited partners' interest in net income (loss)	$14,728	$15,120	$48,343	$38,891

Earnings per Unit
Common unit public (basic and diluted)	$0.43	$0.44	$1.40	$1.12
Common unit Höegh LNG (basic and diluted)	$0.46	$0.47	$1.51	$1.84
Subordinated unit Höegh LNG (basic and diluted)	$—	$—	$—	$0.70

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$31,770	$39,126
Restricted cash	7,198	8,066
Trade receivables	415	735
Amounts due from affiliates	3,639	4,296
Advances to joint ventures	3,284	—
Inventory	—	463
Current portion of net investment in financing lease	4,969	4,551
Prepaid expenses and other receivables	3,883	2,534
Total current assets	55,158	59,771
Long-term assets
Restricted cash	12,095	12,627
Accumulated earnings of joint ventures	9,690	3,270
Advances to joint ventures	869	3,831
Vessels, net of accumulated depreciation	619,620	640,431
Other equipment	109	256
Intangibles and goodwill	14,056	17,108
Net investment in financing lease	269,288	274,353
Long-term deferred tax asset	102	217
Other long-term assets	823	936
Total long-term assets	926,652	953,029
Total assets	$981,810	$1,012,800

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2020	2019
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$59,119	$44,660
Trade payables	467	533
Amounts due to owners and affiliates	2,600	2,513
Value added and withholding tax liability	1,445	1,476
Derivative instruments	6,945	2,907
Accrued liabilities and other payables	7,232	11,164
Total current liabilities	77,808	63,253
Long-term liabilities
Long-term debt	355,470	412,301
Revolving credit facility due to owners and affiliates	18,465	8,792
Derivative instruments	19,530	12,028
Long-term tax liability	2,668	2,283
Long-term deferred tax liability	14,430	12,549
Other long-term liabilities	124	84
Total long-term liabilities	410,687	448,037
Total liabilities	488,495	511,290
EQUITY
8.75% Series A preferred units 6,752,333 units issued and outstanding at December 31, 2020 and 6,625,590 units issued and outstanding at December 31, 2019	167,760	164,482
Common units public 18,050,941 units issued and outstanding at December 31, 2020 and 18,028,786 units issued and outstanding at December 31, 2019	308,850	315,176
Common units Höegh LNG 15,257,498 units issued and outstanding at December 31, 2020 and December 31, 2019	46,277	39,795
Accumulated other comprehensive income (loss)	(29,572)	(17,943)
Total partners' capital	493,315	501,510
Total equity	493,315	501,510
Total liabilities and equity	$981,810	$1,012,800

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	December 31,
	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$18,513	$18,746
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,210	5,280
Equity in losses (earnings) of joint ventures	(4,217)	(6,680)
Changes in accrued interest income on advances to joint ventures	(82)	(76)
Amortization of deferred debt issuance cost and fair value of debt assumed	552	615
Amortization in revenue for above market contract and extension	695	915
Expenditure for drydocking	—	39
Changes in accrued interest expense	(146)	14
Receipts from repayment of principal on financing lease	1,175	1,077
Unrealized foreign exchange losses (gains)	(402)	255
Unrealized loss (gain) on derivative instruments	37	—
Non-cash revenue: tax paid directly by charterer	(229)	(231)
Non-cash income tax expense: tax paid directly by charterer	229	231
Deferred tax expense and provision for tax uncertainty	475	803
Issuance of units for Board of Directors' fees	53	—
Other adjustments	(14)	81
Changes in working capital:
Trade receivables	4,120	3,755
Prepaid expenses and other receivables	(603)	(705)
Trade payables	197	(49)
Amounts due to owners and affiliates	192	(315)
Value added and withholding tax liability	476	(18)
Accrued liabilities and other payables	(551)	2,503
Net cash provided by (used in) operating activities	$25,680	$26,240

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	—	—
Net cash provided by (used in) investing activities	$—	$—

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	December 31,
	2020	2019
FINANCING ACTIVITIES
Proceeds from revolving credit facility due to owners and affiliates	$10,650	$—
Repayment of long-term debt	(11,165)	(11,165)
Net proceeds from issuance of 8.75% Series A preferred units	781	10,346
Cash distributions to limited partners and preferred unitholders	(18,745)	(18,621)
Net cash provided by (used in) financing activities	(18,479)	(19,440)

Increase (decrease) in cash, cash equivalents and restricted cash	7,201	6,800
Effect of exchange rate changes on cash, cash equivalents and restricted cash	80	51
Cash, cash equivalents and restricted cash, beginning of period	43,782	52,968
Cash, cash equivalents and restricted cash, end of period	$51,063	$59,819

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTERS ENDED DECEMBER 31, 2020

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended December 31, 2020 and 2019, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended December 31, 2020 and 2019, Joint venture FSRUs includes two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership’s subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2020

(in thousands of U.S. dollars)

	Three months ended December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,059	10,012	—	46,071	(10,012	)(1)	$36,059
Total revenues	36,059	10,012	—	46,071			36,059
Operating expenses	(7,786)	(1,685)	(1,743)	(11,214)	1,685	(1)	(9,529)
Equity in earnings (losses) of joint ventures	—	—	—	—	4,217	(1)	4,217
Segment EBITDA	28,273	8,327	(1,743)	34,857
Depreciation, amortization and impairment	(5,210)	(2,492)	—	(7,702)	2,492	(1)	(5,210)
Operating income (loss)	23,063	5,835	(1,743)	27,155			25,537
Gain (loss) on derivative instruments	—	1,191	—	1,191	(1,191	)(1)	—
Other financial income (expense), net	(1,876)	(2,809)	(3,823)	(8,508)	2,809	(1)	(5,699)
Income (loss) before tax	21,187	4,217	(5,566)	19,838	—		19,838
Income tax benefit (expense)	(1,325)	—	—	(1,325)	—		(1,325)
Net income (loss)	$19,862	4,217	(5,566)	18,513	—		$18,513
Preferred unitholders’ interest in net income	—	—	—	—	3,785	(2)	3,785
Limited partners' interest in net income (loss)	$19,862	4,217	(5,566)	18,513	(3,785	)(2)	$14,728

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2019

(in thousands of U.S. dollars)

	Three months ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$38,487	10,533	—	49,020	(10,533	)(1)	$38,487
Other revenue	51 (3)	—	—	51			51
Total revenues	38,538	10,533	—	49,071			38,538
Operating expenses	(10,194)	(2,452)	(1,805)	(14,451)	2,452	(1)	(11,999)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,680	(1)	6,680
Segment EBITDA	28,344	8,081	(1,805)	34,620
Depreciation, amortization and impairment	(5,280)	(2,498)	—	(7,778)	2,498	(1)	(5,280)
Operating income (loss)	23,064	5,583	(1,805)	26,842			27,939
Gain (loss) on derivative instruments	—	4,145	—	4,145	(4,145	)(1)	—
Other financial income (expense), net	(2,745)	(3,048)	(4,659)	(10,452)	3,048	(1)	(7,404)
Income (loss) before tax	20,319	6,680	(6,464)	20,535	—		20,535
Income tax benefit (expense)	(1,792)	—	3	(1,789)	—		(1,789)
Net income (loss)	$18,527	6,680	(6,461)	18,746	—		$18,746
Preferred unitholders’ interest in net income	—	—	—	—	3,626	(2)	3,626
Limited partners' interest in net income (loss)	$18,527	6,680	(6,461)	18,746	(3,626	)(2)	$15,120

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.
(3)	Other revenue relates to a final insurance settlement for the 2018 technical issues on the Höegh Gallant.

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended December 31, 2020 and 2019.

	Three months ended
	December 31,
(in thousands of U.S. dollars)	2020	2019
Interest income	$136	$262
Interest expense:
Interest expense	(4,997)	(6,101)
Commitment fees	(35)	(35)
Amortization of debt issuance cost and fair value of debt assumed	(551)	(615)
Total interest expense	(5,583)	(6,751)
Other items, net:
Unrealized foreign exchange gain (loss)	402	(255)
Realized foreign exchange gain (loss)	(15)	19
Bank charges, fees and other	(56)	(49)
Withholding tax on interest expense and other	(583)	(630)
Total other items, net	(252)	(915)
Total financial income (expense), net	$(5,699)	$(7,404)

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation, amortization, impairment, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$19,862	4,217	(5,566)	18,513			$18,513 (3)
Interest income	(52)	—	(84)	(136)	—	(4)	(136)
Interest expense	1,773	2,804	3,810	8,387	(2,804	)(4)	5,583
Depreciation, amortization and impairment	5,210	2,492	—	7,702	(2,492	)(5)	5,210
Other financial items (2)	155	(1,186)	97	(934)	1,186	(6)	252
Income tax (benefit) expense	1,325	—	—	1,325	—		1,325
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,804	(4)	2,804
Equity in earnings of JVs: Depreciation, amortization and impairment	—	—	—	—	2,492	(5)	2,492
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(1,186	)(6)	(1,186)
Segment EBITDA	$28,273	8,327	(1,743)	34,857			$34,857

	Three months ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,527	6,680	(6,461)	18,746			$18,746 (3)
Interest income	(130)	(73)	(132)	(335)	73	(4)	(262)
Interest expense	2,010	3,114	4,741	9,865	(3,114	)(4)	6,751
Depreciation, amortization and impairment	5,280	2,498	—	7,778	(2,498	)(5)	5,280
Other financial items (2)	865	(4,138)	50	(3,223)	4,138	(6)	915
Income tax (benefit) expense	1,792	—	(3)	1,789			1,789
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,041	(4)	3,041
Equity in earnings of JVs: Depreciation, amortization and impairment	—	—	—	—	2,498	(5)	2,498
Equity in earnings of JVs: Other financial items	—	—	—	—	(4,138	)(6)	(4,138)
Segment EBITDA	$28,344	8,081	(1,805)	34,620			$34,620

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership’s share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership’s share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

(2)	Other financial items consist of gains and losses on derivative financial instruments and other items, net including foreign exchange gains and losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation, amortization and impairment for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation, amortization and impairment in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation, amortization and impairment for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost, amortization and gain on cash flow hedges included in interest expense and proceeds from settlement of derivatives, other items (net), unrealized foreign exchange losses (gains), current income tax benefit (expense), net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and estimated maintenance and replacement capital expenditures. Cash collections on the financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership’s 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership’s share of the joint venture’s adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership’s liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership’s partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

(in thousands of U.S. dollars)	Three months ended December 31, 2020
Segment EBITDA	$34,857
Cash collection/Principal payment on financing lease	1,175
Amortization in revenues for above market contracts	695
Non-cash revenue: Tax paid directly by charterer	(229)
Equity in earnings of JVs: Amortization of deferred revenue	(683)
Interest income (1)	136
Interest expense (1)	(8,387)
Amortization of debt issuance cost (1)	592
Amortization and gain on cash flow hedges included in interest expense	37
Other items, net	(257)
Unrealized foreign exchange losses (gains)	(402)
Current income tax benefit (expense), net of uncertain tax position	(850)
Non-cash income tax: Tax paid directly by charter	229
Indemnification paid by Höegh LNG for non-budgeted expenses & losses	315
Other adjustments:
Distributions relating to Series A preferred units (2)	(3,785)
Estimated maintenance and replacement capital expenditures	(5,350)
Distributable cash flow	$18,093

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended December 31, 2020
Distributable cash flow	$18,093
Estimated maintenance and replacement capital expenditures	5,350
Distributions relating to Series A preferred units (2)	3,785
Indemnification paid by Höegh LNG for non-budgeted expenses & losses	(315)
Equity in earnings of JVs: Amortization of deferred revenue	683
Equity in earnings of JVs: Amortization of debt issuance cost	(40)
Equity in earnings of JVs: Depreciation, amortization and impairment	(2,492)
Equity in earnings of JVs: Gain (loss) on derivative instruments	1,191
Equity in losses (earnings) of joint ventures	(4,217)
Changes in accrued interest expense and interest income	(228)
Other adjustments	39
Changes in working capital	3,831
Net cash provided by (used in) operating activities	$25,680

(1)	The Partnership's interest in the joint ventures' net interest expense and amortization of debt issuance cost is $2,764 and $40, respectively.
(2)	Represents distributions payable on Series A preferred units related to the three months ended December 31, 2020

Media contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438
Knut Johan Arnholdt, VP IR and Strategy, +47 922 59 131

www.hoeghlngpartners.com